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                               CONSENT OF EXPERTS

We hereby consent to the reliance in this Annual Report on Form 40-F of Kinross Gold Corporation ("Kinross") on our report dated March, 2003 which Kinross used, or directly quoted from, in preparing summaries, including ore reserve and mineral estimates, in the Annual Report of the Porcupine Joint Venture which includes the Hoyle Pond Mine, the Pamour Mine and the Dome Mine.


Steffen Robertson and Kirsten (Canada) Inc.


By: Jean Francois Couture
   ---------------------------------
           [Name of Signatory]

Title: Principal Geologist

Date: May 14                        , 2003
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